TASEKO REPORTS FIRST QUARTER 2020 FINANCIAL & OPERATING RESULTS

This release should be read with the Company's Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko's 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

April 29, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2020.

First quarter Cash flows from operations was $17.7 million and adjusted EBITDA was $5.3 million. The Company reported Earnings from mining operations before depletion and amortization of $5.9 million and an Adjusted net loss* of ($21.6) million, or ($0.09) loss per share. Earnings were impacted by downward provisional price adjustments of $13.6 million due to the decline in copper price in March as a result of COVID-19.

Russell Hallbauer, CEO and Director of Taseko, commented, "Although our financial results were impacted by the falling copper price, the operating performance at Gibraltar was in line with our expectations. The mine produced 32.4 million pounds of copper at Total operating costs* of US$1.82 per pound of copper. To-date, there has not been any impact on Gibraltar operations as a result of COVID-19. The health and safety of our employees remain the top priority for the Company during these very challenging times and we are pleased to report that there have been no cases of COVID-19 at Gibraltar or any of our other locations.  We will remain vigilant and continue with the extra measures that are in place to mitigate the risk of an outbreak, which are being supported by the efforts of our employees."

Mr. Hallbauer continued, "Operating a large, open pit mine such as Gibraltar requires the attention of senior management, planning and adaptability. The long-term plan we have in place at Gibraltar, provides Taseko with the ability to respond to circumstances like we are experiencing today. In March, we announced a number of measures being implemented at Gibraltar in response to the lower copper price environment. These included both cost reduction initiatives as well as spending deferrals. Most of these savings only began to be realized in April, so we expect the impact to be reflected starting in the second quarter. Additionally, higher grade ore anticipated to be mined over the next quarters will further lower our cash costs compared to the first quarter. Strong production has continued in April with higher throughput, recoveries and molybdenum production. The Gibraltar Mine is also benefiting from falling input costs, including diesel fuel which is currently 35% lower than 2019 average prices, and a weaker Canadian dollar as 80% of Gibraltar's costs are denominated in Canadian dollars.  The new operating plan and other identified cost savings are expected to reduce total site spending (including capitalized stripping) by at least US$0.40 per pound for the coming quarters. These measures provide Taseko with healthy working capital for the foreseeable future.

We will continue to monitor market conditions and adjust operating plans as required to respond to changes in copper price movements in the future.  Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%), although we now expect production to be at the higher end of that range based on the revised plan."

*Non-GAAP performance measure. See end of news release.

Stuart McDonald, President of Taseko, commented, "While we remain focussed on managing spending and maintaining a strong cash position, we are still running the business for the long-term and planning for near-term growth from our Florence Copper Project. The test facility wellfield and SX/EW plant operated as planned in the quarter. We have now been producing cathode at Florence for over a year and this operating experience will be very valuable when we ramp up to commercial scale and produce on a steady-state basis. Permitting is progressing with the Arizona State regulators moving expeditiously. We expect the draft Aquifer Protection Permit for the commercial scale facility will be issued in the coming weeks, with public hearings following shortly thereafter."

"With cash flow from Gibraltar and near-term growth at Florence, our Company remains in a strong position. We ended the first quarter with approximately $50 million of cash and subsequent to quarter-end, our working capital position was further strengthened as we completed a transaction with Osisko Gold Royalties Ltd ("Osisko"). Taseko has received $8.5 million to amend the existing silver stream agreement with Osisko by eliminating the delivery price of US$2.75 per ounce of silver. The original silver stream agreement was put in place in early 2017 and we are happy to develop our relationship with a supportive partner like Osisko," added Mr. McDonald.

"We still believe the medium- to long-term fundamentals remain strong for copper and appear to even be improving as more mines are shutting down, and current shutdowns being extended, due to COVID-19. With the incentive price to build new capacity still in excess of $3.00 per pound, projects are being delayed which will only exacerbate the supply deficit in the coming years. Taseko, on the other hand, is not delaying the development of Florence Copper and still believe it could be permitted and financed by the end of 2020, moving into construction at that time," concluded Mr. Hallbauer.

First Quarter Review

  The Gibraltar Mine (100% basis) produced 32.4 million pounds of copper in the first quarter. Copper recoveries were 83.4% and copper head grades were 0.259%;

  Site operating costs, net of by-product credits* was US$1.53 per pound produced, and total operating costs (C1)* was US$1.82 per pound produced;

  Cash flow from operations was $17.7 million and the Company had an ending cash balance at March 31, 2020 of $50.2 million, similar to the end of 2019;

  Revenue and earnings were negatively impacted by downward provisional price adjustments of $13.6 million due to the decline in copper price in March as a result of COVID-19;

  Earnings from mining operations before depletion and amortization* was $5.9 million, and Adjusted EBITDA* was $5.3 million;

*Non-GAAP performance measure. See end of news release.

  Net loss (GAAP) for the first quarter was $49.0 million ($0.20 per share) after depletion and amortization of $27.1 million and an unrealized foreign exchange loss of $29.7 million.  Adjusted net loss* was $21.6 million ($0.09 per share);

  The Company realized $2.9 million in proceeds from its copper puts in the quarter, and its outstanding copper puts for April had a fair value of $3.8 million at March 31, 2020; and

  On April 24, 2020, Taseko concluded an amendment to its silver stream with Osisko Gold Royalties and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil, which further improved its liquidity.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2020	2019	Change
Tons mined (millions)	28.5	23.3	5.2
Tons milled (millions)	7.5	6.8	0.7
Production (million pounds Cu)	32.4	24.9	7.5
Sales (million pounds Cu)	31.1	23.3	7.8

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2020	2019	Change
Revenues	62,084	70,274	(8,190)
Earnings from mining operations before depletion and amortization*	5,923	15,729	(9,806)
Adjusted EBITDA*	5,346	10,245	(4,899)
Cash flows provided by operations	17,671	7,191	10,480
Adjusted net loss*	(21,647)	(14,419)	(7,228)
Per share - basic ("adjusted EPS")*	(0.09)	(0.06)	(0.03)
Net loss (GAAP)	(48,950)	(7,931)	(41,019)
Per share - basic ("EPS")	(0.20)	(0.03)	(0.17)
*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Tons mined (millions)	28.5	25.8	24.7	26.6	23.3
Tons milled (millions)	7.5	7.8	7.5	7.7	6.8
Strip ratio	2.7	2.1	3.0	2.3	3.2
Site operating cost per ton milled (CAD$)*	$9.52	$10.46	$10.83	$11.51	$10.88
Copper concentrate
Head grade (%)	0.259	0.253	0.249	0.256	0.216
Copper recovery (%)	83.4	84.5	87.7	87.7	84.6
Production (million pounds Cu)	32.4	33.4	33.0	34.7	24.9
Sales (million pounds Cu)	31.1	33.3	33.5	32.3	23.3
Inventory (million pounds Cu)	6.4	5.0	5.0	5.5	3.1
Molybdenum concentrate
Production (thousand pounds Mo)	412	728	620	653	738
Sales (thousand pounds Mo)	403	791	518	708	770
Per unit data (US$ per pound produced)*
Site operating costs*	$1.64	$1.85	$1.88	$1.92	$2.23
By-product credits*	(0.11)	(0.16)	(0.16)	(0.21)	(0.32)
Site operating costs, net of by-product credits*	$1.53	$1.69	$1.72	$1.71	$1.91
Off-property costs	0.29	0.32	0.33	0.30	0.30
Total operating costs (C1)*	$1.82	$2.01	$2.05	$2.01	$2.21

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS

First quarter results

Copper production in the first quarter was 32.4 million pounds and copper grade for the quarter averaged 0.259%, both in line with the life of mine average. Copper recovery in the mill was 83.4% during the quarter which was lower than previous quarters due to the higher iron content in the ore.

A total of 28.5 million tons were mined during the period, an increase of 2.7 million tons over the previous quarter.  The strip ratio for the first quarter was 2.7 to 1 as waste stripping to further open up the Pollyanna pit was increased during the quarter in accordance with the long-term mine plan.

Capitalized stripping costs totaled $13.9 million (75% basis) compared to $8.0 million in Q1 2019. The capitalized stripping costs are attributable to the above-mentioned advancement into the Pollyanna pit. Total site spending (including capitalized stripping costs) was lower than the previous quarter, despite increased mined tons, due to a decline in fuel prices and other costs in the month of March. Shorter haul distances in the Pollyanna pit also contributed to lower spending.

Molybdenum production was 412 thousand pounds in the first quarter, a decrease from prior quarters due to lower molybdenum grade, which also reduced recovery.  Molybdenum prices averaged US$9.63 per pound over the first quarter compared to US$9.67 per pound in the prior quarter and US$11.78 per pound in Q1 2019.  By-product credits per pound of copper produced* was US$0.11 in the first quarter, compared to US$0.16 in the prior quarter.

Off-property costs per pound produced* were US$0.29 for the first quarter of 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with recent quarters relative to pounds of copper sold.

GIBRALTAR OUTLOOK

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the global COVID-19 pandemic.  There have also been no confirmed cases of COVID-19 at any of Taseko's operations or offices in Canada and the US.

However, the COVID-19 situation has had a significant impact on the global economy which has led to lower commodity prices.  In light of the lower copper price environment, management has reviewed a number of mine plan options for Gibraltar and commencing in April implemented a revised mining plan for 2020 that will reduce spending in the near term while still maintaining long-term mine plan requirements and flexibility, and without negatively impacting 2020 copper production.  Discretionary capital spending has been eliminated and major maintenance and equipment rebuilds have been deferred where possible.  The operation is also benefiting from falling input costs, including diesel fuel which is currently 35% lower than 2019 average prices, and a weaker Canadian dollar (relative to the US dollar) as 80% of Gibraltar's costs are denominated in Canadian dollars.  The new operating plan and other identified cost savings are

*Non-GAAP performance measure. See end of news release.

GIBRALTAR OUTLOOK - CONTINUED

expected to reduce total site spending (including capitalized stripping) by at least US$0.40 per pound for the coming quarters

Operating a large, open pit mine such as Gibraltar requires adaptability and management will continue to monitor market conditions and adjust operating plans as required to respond to changes in copper price movements in the future.  Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%), although management expects production to be at the higher end of that range based on its revised plan.

The Company is continuing to work with suppliers to identify further cost saving and deferral opportunities and is also pursuing the BC Hydro power cost deferral program and other government initiatives.

The medium to long-term fundamentals for copper remain strong despite recent volatility caused by global economic events arising from the coronavirus pandemic, most industry analysts are projecting supply constraints after an economic recovery which should bring higher incentive copper prices in the coming years.

REVIEW OF PROJECTS

Taseko's strategy has been to grow the Company from the operating cash flow and credit quality of the Gibraltar Mine to assemble and develop a pipeline of complimentary projects.  We continue to believe this will generate long-term returns for shareholders. Our development projects are focused primarily on copper and are located in stable mining jurisdictions in British Columbia and Arizona.  Our current focus is on the near term development of the Florence Copper Project.

Florence Copper Project

The Production Test Facility ("PTF") operated as planned during the first quarter of 2020. Steady state operation was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The Florence Copper technical team is using physical and operating control mechanisms to adjust solution chemistry and flow rates and is successfully achieving targeted copper concentration in solution. The PTF wellfield is performing to its design and the SX-EW plant continues to produce copper cathode.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company's leach model as well as optimize well design and performance and hydraulic control parameters.  Successful operation of the in-situ leaching process will allow permits to be amended for the full-scale commercial operation, which is expected to produce 85 million pounds of copper cathode annually for 20 years.

REVIEW OF PROJECTS - CONTINUED

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper.  These are the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ") and the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA"). The Company submitted the applications for both permits in mid-2019 and is in active dialogue with the regulators and targeting to have permitting for the commercial facility completed in 2020.

During the first quarter, the Company continued to advance discussions with interested parties regarding the potential sale of a minority interest in the Florence project, and the proceeds of any such sale could fund a significant portion of the capital required to develop the commercial operation.  Discussions with potential lenders and other finance providers will re-commence near the end of the second quarter.  The Company continues to target having a committed financing package in place prior to receipt of the APP and UIC permits.

Total net expenditures at the Florence Project for the three months ended March 31, 2020 were $4.8 million including operation of the PTF and other project development costs.

Yellowhead Copper Project

In January 2020, the Company announced the results of its technical studies on Yellowhead Mining Inc. ("Yellowhead") which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report ("Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project" dated January 16, 2020) (the "Technical Report") on Sedar. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

The updated Technical Report outlines a new development plan for the project, which includes an 817 million tonne reserve and a 25-year mine life with a pre-tax NPV of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price.  This represents a $500 million increase over the 2014 Feasibility Study completed by the previous owner. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial Ministries in order to expedite the advancement of environmental assessment and permitting of the project. Management also commenced joint venture partnering discussions in the first quarter with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring the significant copper offtake rights.

REVIEW OF PROJECTS - CONTINUED

New Prosperity Gold- Copper Project

On December 5, 2019, the Company announced that the Tŝilhqot'in Nation as represented by Tŝilhqot'in National Government and Taseko have entered into a dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the opposition of the Tŝilhqot'in Nation to the Project. While the details of this process are confidential, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program commenced in the second quarter of 2019 has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to begin the converter portion of the process. Completion of the converter portion of the pilot plant will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Thursday, April 30, 2020 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results.  After opening remarks by management, there will be a question and answer session open to analysts and investors.  The conference call may be accessed by dialing (888) 390-0546 in Canada and the United States, or (416) 764-8688 internationally.  The conference call will be archived for later playback until May 14, 2020 and can be accessed by dialing (888) 390-0541 in Canada and the United States, or (416) 764-8677 internationally and using the passcode 247553 #.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer

CEO and Director

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2020	2019
Cost of sales	83,309	74,729
Less:
Depletion and amortization	(27,148)	(20,184)
Net change in inventories of finished goods	1,302	4,046
Net change in inventories of ore stockpiles	603	127
Transportation costs	(4,519)	(3,288)
Site operating costs	53,547	55,430
Less by-product credits:
Molybdenum, net of treatment costs	(3,231)	(7,819)
Silver, excluding amortization of deferred revenue	(354)	(186)
Site operating costs, net of by-product credits	49,962	47,425
Total copper produced (thousand pounds)	24,318	18,641
Total costs per pound produced	2.05	2.54
Average exchange rate for the period (CAD/USD)	1.34	1.33
Site operating costs, net of by-product credits (US$ per pound)	1.53	1.91
Site operating costs, net of by-product credits	49,962	47,425
Add off-property costs:
Treatment and refining costs	4,956	4,266
Transportation costs	4,519	3,288
Total operating costs	59,437	54,979
Total operating costs (C1) (US$ per pound)	1.82	2.21

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2020	2019
Net loss	(48,950)	(7,931)
Unrealized foreign exchange (gain) loss	29,747	(6,689)
Unrealized (gain) loss on copper put and fuel call options	(3,348)	276
Estimated tax effect of adjustments	904	(75)
Adjusted net loss	(21,647)	(14,419)
Adjusted EPS	(0.09)	(0.06)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put and fuel call options; and
  Amortization of share-based compensation expense.

	Three months ended March 31,
($ in thousands)	2020	2019
Net loss	(48,950)	(7,931)
Add:
Depletion and amortization	27,148	20,184
Finance expense	10,771	9,742
Finance income	(150)	(308)
Income tax recovery	(10,118)	(6,816)
Unrealized foreign exchange (gain) loss	29,747	(6,689)
Unrealized (gain) loss on copper put and fuel call options	(3,348)	276
Amortization of share-based compensation expense	246	1,787
Adjusted EBITDA	5,346	10,245

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2020	2019
Loss from mining operations	(21,225)	(4,455)
Add:
Depletion and amortization	27,148	20,184
Earnings from mining operations before depletion and amortization	5,923	15,729

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019
Site operating costs (included in cost of sales)	53,547	55,430

Tons milled (thousands) (75% basis)	5,622	5,096
Site operating costs per ton milled	$9.52	$10.88

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.